Exhibit 99.1

Perion Launches DOOH Player, Completing the Full-Stack Marketing
Operating System for DOOH and Retail Media

Extending Perion’s unified ad tech platform, while aiming to accelerate scalable, recurring and predictable, high-margin growth across Digital-Out-of-Home and Retail
Media ecosystems

New York & Tel Aviv, November 4, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today announced the launch of the Perion DOOH Player, a next-generation solution that completes the company’s advanced full-stack technology for Digital-Out-of-Home (DOOH) and Retail Media. The solution is designed to drive operational scale and new recurring and predictable revenue opportunities.

This launch marks a significant milestone in Perion’s strategy to build a Marketing Operating System that unifies ad delivery, optimization, and monetization across multiple channels - extending Perion’s differentiated presence in high-growth media environments.

The Perion DOOH Player integrates seamlessly into its Ad Server, Header Bidder, and SSP, creating an end-to-end solution that replaces fragmented legacy systems. With this unified solution, media owners can seamlessly create, manage, and deliver ad campaigns, maximizing both direct and programmatic revenue from a single platform. At the same time, display signage partners benefit from a flexible, hardware-agnostic integration layer that ensures compatibility across digital signage environments.

“Media owners and digital signage partners are looking for technology that simplifies operations, supports direct & programmatic growth, and provides greater transparency and control,” said Tal Jacobson, Perion’s CEO. “The Perion DOOH Player addresses these needs, advancing our strategy to provide a scalable, full-stack operating system for modern advertising. By unifying ad delivery, optimization, and screen management into a single, intelligent platform, we’re creating an enterprise-grade solution that orchestrates every stage of the monetization cycle - from content curation to yield optimization. This is not only designed to drive measurable efficiency and revenue gains for publishers,  but also to expand Perion’s  technology footprint across the digital signage ecosystem - reinforcing our leadership in DOOH and Retail Media.”

The Perion DOOH Player introduces a range of advanced capabilities:

●
Dynamic Ad Serving: Replaces rigid schedules and loops with goal-based ad delivery using share of voice, impressions, or audience targeting. This allows sales teams to sell more campaigns to more advertisers.

●	Programmatic Flexibility: Adds flexibility for advanced buying types such as DCO and Programmatic Guaranteed, across static, video, and dynamic ad formats.
●	Smart Offline Support: Maintains campaign pacing even during network disruptions or inconsistent internet access.
●
Hardware and OS Agnostic: Compatible with a wide range of digital signage setups, including Windows, Linux, Android, and System-on-Chip devices, ensuring seamless integration with global display manufacturers and digital signage solution providers.

●	Advanced Network Management: Provides central control for remote management, screen synchronization, complex video walls, and creative playback across multiple screens simultaneously

By completing the DOOH full-stack, Perion strengthens its position as a technology leader, bridging the open and closed web, expanding its platform reach into high-growth channels that offer measurable performance, recurring revenue opportunities, and long-term operating leverage.

About Perion

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com